SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                               HEALTH POWER, INC.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)
                                   42219G 10 3
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                                 (CUSIP Number)

                                Robert J. Bossart
                             Chief Executive Officer
                              CompManagement, Inc.
                              6377 Emerald Parkway
                               Dublin, Ohio 43016
                                 (614) 760-2400
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 21, 2000
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

                                                                   4
CUSIP No. 42219G 10 3
                        SCHEDULE 13D/A (Amendment No. 2)
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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                                Robert J. Bossart
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a)      [_]
                                                                (b)      [X]
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3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

                                       PF
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America
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                           7        SOLE VOTING POWER
    NUMBER OF                          -0-
     SHARES             --------------------------------------------------------
  BENEFICIALLY             8        SHARED VOTING POWER
   OWNED BY
     EACH                              -0-
   REPORTING            --------------------------------------------------------
    PERSON                 9        SOLE DISPOSITIVE POWER
     WITH
                                       -0-
                        --------------------------------------------------------
                           10       SHARES DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       -0-
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                               [_]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      0.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
                                       IN
    ----------------------------------------------------------------------------

CUSIP No. 42219G 10 3
                        SCHEDULE 13D/A (Amendment No. 2)

                               AMENDMENT OF ITEMS
                             4 AND 5 OF SCHEDULE 13D
                              FOR ROBERT J. BOSSART

Robert J. Bossart hereby amends his Schedule 13D filed with the Securities and Exchange Commission on July 31, 1995, as amended by Amendment No. 1 thereto filed on June 19, 2000 (collectively, the "Schedule 13D"), with respect to his beneficial ownership of shares of Common Stock, $.01 par value (the "Common Stock"), of Health Power, Inc., a Delaware corporation ("Health Power"). Capitalized terms used, but not defined herein, shall have the meaning attributed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

     On December 21, 2000, the Merger was consummated. In connection with the Merger, all outstanding shares of Common Stock, including all shares of Common Stock owned by Mr. Bossart, were converted into the right to receive $6.94 per share in cash, without interest, payable upon the surrender of the stock certificates evidencing such Common Stock.

Item 5.  Interests in Securities of the Issuer.

     Item 5(a) of the Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

     As of December 21, 2000, as a result of the consummation of the Merger and the conversion of all outstanding shares of Common Stock owned by Mr. Bossart into the right to receive $6.94 per share in cash, without interest, there are no shares of Common Stock held by Mr. Bossart. In addition, all stock options owned by Mr. Bossart were terminated in connection with the Merger in exchange for the stock option termination consideration described in the Merger Agreement. Accordingly, Mr. Bossart does not beneficially own, nor may he be deemed to beneficially own, any shares of Common Stock.

     Item 5(b) of the Schedule 13D is hereby deleted in its entirety and the following paragraph is to be inserted in its place:

     (b) The number of shares over which Mr. Bossart has sole voting power, shared voting power, sole dispositive power, and shares dispositive power is as follows:

          (i)   Sole power to vote or direct the vote: -0-

          (ii)  Shared power to vote or direct the vote: -0-

          (iii) Sole power to dispose or direct the disposition: -0-

          (iv)  Shared power to dispose or direct the disposition: -0-



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 14, 2001            /s/ Robert J. Bossart
                                     Robert J. Bossart